SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 AMENDMENT No. 6
                                   FORM 10-SB

                                iSecureTrac Corp.
                 (Name of Small Business Issuer in its charter)

                  DELAWARE                      87-0347787
           (State of incorporation) (IRS Employer Identification No.)

                   5078 S. 111th Street, Omaha, Nebraska 68137
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number: (402) 537-0022

        Securities to be registered under Section 12(b) of the Act: None.

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock (par value $0.001 per share)
                                (Title of class)

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PART I

ITEM 8.

DESCRIPTION OF SECURITIES

General

      Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. All 1,000,000 shares of our preferred stock have been designated as Series C 8% Cumulative Compounding Exchangeable Preferred Stock. As of August 22, 2006, 10,772,402 shares of common stock, and 1,000,000 shares of Series C Preferred Stock were issued and outstanding.

Common Stock

      Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available to pay for such dividends. In the event of liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference, if any, of any outstanding shares of our preferred stock. All of the outstanding shares of our common stock are fully paid and non-assessable. We have paid no dividends on our common stock for the last three fiscal years or for any subsequent period to the date of this prospectus and do not expect to pay dividends any time in the foreseeable future. Moreover, the rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future.

Preferred Stock

      Our Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,000,000 shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefore. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of common stock. Although it is not possible to state the effect that any issuance of preferred stock might have on the rights of holders of common stock, the issuance of preferred stock may have one or more of the following effects: (i) to restrict common stock dividends if preferred stock dividends have not been paid; (ii) to dilute the voting power and equity interest of holders of common stock to the extent that any preferred stock series has voting rights or is convertible into common stock; or (iii) to prevent current holders of common stock from participating in our assets upon liquidation until any liquidation preferences granted to holders of preferred stock are satisfied. In addition, the issuance of preferred stock may, under certain circumstances, have the effect of discouraging a change in control by, for example, granting voting rights to holders of preferred stock that require approval by the separate vote of the holders of preferred stock for any amendment to the Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction. As a result, the issuance of such preferred stock may discourage bids for our common stock at a premium over the market price therefore, and could have a materially adverse effect on the market value of our common stock.

      Series C Exchangeable Preferred Stock. On June 27, 2005, the Company issued 1,000,000 shares of its newly created $0.01 par value Series C 8% Cumulative Compounding Exchangeable Preferred Stock plus warrants to acquire 3,234,248 shares of the Company's common stock at exercise prices ranging from $2.30 to $16.50 per share. The Preferred Stock is exchangeable for 4,782,609 shares of Common Stock and warrants to acquire 6,287,045 shares of Common Stock at an exercise price of $2.30 per share.

      If after June 27, 2010, the closing price of the common stock exceeds $20.00 per share for at least 120 consecutive trading days, the Company can require the conversion of the Series C Preferred Stock into common stock in accordance with the above exchange provisions.

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      The Preferred Stock is redeemable on the tenth anniversary of the original issue date. The redemption price per share of the Preferred Stock shall be the per share original issue price ($11 per share) plus an amount equal to all accrued but unpaid dividends thereon (and any interest payable thereon). The interest method will be utilized to accrete the carrying amount of the Preferred Stock over the ten year period to the earliest redemption date so that the carrying amount will equal the redemption amount at the earliest possible redemption date. Due to the accumulated deficit position of the Company, the periodic accretion will be charged to Additional Paid-In Capital.

      Upon any liquidation of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior to the Series C Preferred Stock unless, prior thereto, the holders of shares of Series C Preferred Stock shall have received an amount per share equal to the Per Share Original Issue Price plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, multiplied by a factor of 105%.

      Except as otherwise required by law the holders of shares of Series C Preferred Stock shall vote together with the holders of shares of the Common Stock of the Corporation on all matters submitted to the stockholders of the Corporation and not as a separate class, and each share of Series C Preferred Stock shall entitle the holder thereof to 11 votes or the equivalent amount of voting power thereof as determined by the Board of Directors. In addition, until such time that less than 500,000 shares of Series C stock is outstanding, the Series C holders shall have the ability to appoint a majority of directors.

Preemptive Rights

      Except holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, no holder of any of our capital stock has any preemptive right to subscribe for or purchase securities of any class or kind. Also, except holders of Series C Preferred Stock, no holders of any of our capital stock have any redemption or conversion rights.

Delaware Business Combination Statute

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is generally defined as a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision of Delaware law may have the effect of delaying, deferring or preventing a change of control of without further action by our stockholders.

Limitation of Liability and Indemnification

      Our Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of our directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or any of our stockholders rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. Our Certificate of Incorporation and Bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the DGCL. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

      The Transfer Agent and Registrar of our common stock and preferred stock is Atlas Stock Transfer Company, located in Salt Lake City, Utah.

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Penny Stock Rules

      Our common stock is subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes additional sales practice requirements upon broker-dealers that sell "penny stocks" to persons other than established customers and institutional accredited investors. For transactions under this rule, a broker-dealer must make a special suitability determination for the purchaser and obtain the purchaser's written consent to the transaction prior to the sale. The Commission defines a "penny stock" to be any non-Nasdaq Stock Market equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction by broker-dealers involving a penny stock, unless exempt, the rules of the Commission require delivery, prior to a transaction in penny stock, of a risk disclosure document relating to the penny stock market, together with other requirements and restrictions. The requirements may reduce the level of trading activity, if any, in the secondary market for a security subject to penny stock rules, and investors may find their shares difficult to sell.



PART III

ITEM 2.

Description of Exhibits

4.01  Form of Common Stock Certificate

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                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ISecureTrac Corp.

                                               By:   /s/ Peter A. Michel
                                                   -----------------------------
                                                         Peter A. Michel
                                                  Chief Executive Officer

                                               By:   /s/ David G. Vana
                                                   -----------------------------
                                                         David G. Vana
                                                  Chief Financial Officer

                                               Dated: August 23, 2006